UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

IGT Issues Statement Regarding Investigation of Certain Employees of its Italian Subsidiary Lottomatica

International Game Technology PLC (“IGT” or the “Company”) (NYSE: IGT) and its subsidiary Lottomatica Holding S.r.l (“Lottomatica”) commented today on an investigation by the Italy Judicial Authority into alleged misconduct by four current employees, two former employees of IGT’s subsidiary and people close to them, aimed at gaining unauthorized access to Lottomatica’s systems in order to identify and redeem four winning scratch-off lottery tickets.

IGT takes this incident extremely seriously, and has, since the beginning of the investigation, fully cooperated with the Judicial Authority in order to facilitate the investigation into the alleged misconduct and fully protect the integrity of its games and the interests of its customers. As a precautionary measure, the Company suspended the four employees as soon as it was aware of the investigation.

IGT has dedicated considerable resources to support the Judicial Authority, conduct an internal investigation and fully evaluate the situation. IGT has also taken prompt measures to thoroughly review its internal systems and processes designed to prevent criminal and fraudulent activities and further its state-of-the-art protections.

IGT is dedicated to meeting its obligations to its regulators as well as its customers, and remains focused on ensuring its business is conducted at the highest levels of integrity. The Company is continuing to engage authorities with full transparency to assist in their ongoing investigation into this alleged misconduct.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “IGT Issues Statement Regarding Investigation of Certain Employees of its Italian subsidiary Lottomatica,” dated October 29, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Issues Statement Regarding Investigation of Certain Employees of its Italian subsidiary Lottomatica,” dated October 29, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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